NO ACT DC
PE
8-26-13







September 9, 2013



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Blue Cross and Blue Shield of Florida, Inc.
Incoming letter dated August 26, 2013

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in Holdings are not securities within the meaning of the Securities Act or the Exchange Act, Florida Blue causes its current and future policyholders to become members of Holdings in connection with and after the Reorganization without registration under the Securities Act or the Exchange Act. Capitalized terms have the same meanings as defined in your letter.

In reaching this position, we particularly note that:

- the Reorganization will be effected under Florida law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- with the Reorganization, Florida Blue's policyholders will automatically become members of Holdings;
- membership interests in Holdings will be substantially the same as membership interests in Florida Blue, will not be transferable and will be extinguished once a member is no longer a policyholder;
- Holdings will not pay dividends or make other distributions or payments of income or profits to members, except in the event of a dissolution or liquidation or as otherwise approved by the OIR;
- the Reorganization was subject to approval by the OIR after notice to policyholders and a public hearing where policyholders were entitled to appear;
- the OIR approved the Reorganization after finding that it was fair and equitable to Florida Blue's policyholders; and

- Holdings will be subject to regulation by the OIR at a level substantially equivalent to that applicable to Florida Blue before the Reorganization.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

September 9, 2013

**Mail Stop 4561**

David S. Stone
Attorney at Law
Neal Gerber Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602-3801

**Re: Blue Cross and Blue Shield of Florida, Inc.**

Dear Mr. Stone:

In regard to your letter of August 26, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

NEAL ▪ GERBER ▪ EISENBERG

David S. Stone
Attorney at Law

Tel 312.269.8411
Fax 312.578.1796
dstone@ngelaw.com

August 26, 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C.

Securities Act of 1933 §2(a)(1)

Re: Blue Cross and Blue Shield of Florida, Inc.

Dear Sir and Madam:

We are counsel to Blue Cross and Blue Shield of Florida, Inc., ("**Florida Blue**"), a Florida not-for-profit mutual insurance company, in connection with Florida Blue's proposed reorganization (the "**Reorganization**") into a stock insurance company which will be controlled by GuideWell Mutual Holding Company ("**Holdings**"), a newly-formed Florida mutual insurance holding company. The Reorganization, described in detail below, will be effected pursuant to Florida's mutual insurance holding company statutes, Chapter 628 of the Florida Statutes §§628.701 through 628.733, as amended, (the "**Florida MHC Act**").[1]

## *I. Request*

We respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") advise us that no enforcement action will be recommended by the Staff to the Securities and Exchange Commission (the "**Commission**") if (i) in connection with the Reorganization, the membership interests of the policyholders in Florida Blue become membership interests of Holdings on the Effective Date (as defined below) and (ii) after the Effective Date, persons who purchase insurance policies from Florida Blue will receive membership interests in Holdings automatically pursuant to Holdings' articles of incorporation, in each case, without registration of the membership interests of Holdings under the Securities Act of 1933, as amended (the "**Act**"), or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

[1]For the convenience of the Staff, a copy of the Florida MHC Act permitting the reorganization of a Florida mutual insurance company into a stock insurance company controlled by a mutual insurance holding company is attached hereto as Exhibit A. Unless otherwise indicated, references to section numbers are to sections of the Florida Statutes.

## *II. Facts*

### A. *Florida Blue*

Florida Blue is a Florida not-for-profit mutual insurance company in the state of Florida, providing health insurance coverage to Florida individuals and businesses. Florida Blue is subject to regulation by the Florida Office of Insurance Regulation (the "**OIR**"). In addition to its insurance operations, Florida Blue has a number of subsidiaries which provide a variety of services that are ancillary to the provision of health insurance benefits.

Since Florida Blue is a mutual insurance company, every holder of an insurance policy issued by Florida Blue (a "**Policyholder**") has rights as both an insured and as a member of Florida Blue. Upon purchase of an insurance policy from Florida Blue (a "**Policy**"), under the terms of Florida Blue's articles of incorporation, each Policyholder automatically becomes a member of Florida Blue. As a Policyholder, the insured is entitled to insurance coverage as set forth in the Policy and membership rights in Florida Blue arising under the laws of the State of Florida and the articles of incorporation and bylaws of Florida Blue, including the right to vote for the election of Florida Blue's Board of Directors, which is currently comprised of 10 directors. Under Florida law, Florida Blue may not make any distributions or payments of income, dividends or profits directly to Members, except in the event of its dissolution or liquidation, pursuant to a demutualization, or as expressly approved by the OIR.

### B. *Florida MHC Act*

The Florida MHC Act, enacted in May 1997, enables a domestic mutual insurer to reorganize into a mutual insurance holding company structure. Reorganization under the Florida MHC Act is accomplished by: (1) reorganizing a mutual insurer into two separate entities: a mutual insurance holding company and a stock insurance company and (2) separating the membership interests and contractual rights of the Policyholders of the former mutual company. The Policyholders' membership interests in the mutual insurer become membership interests in the mutual insurance holding company, while their contractual rights remain with the insurance company into which the former mutual insurer converts by restatement of its articles of incorporation (the "**Reorganized Company**"). *See* Fla. Stat. § 628.709. Holders of insurance policies of the Reorganized Company, through their status as Policyholders, automatically become members of the mutual insurance holding company in accordance with the Florida MHC Act and the holding company's articles of incorporation and bylaws. *See* Fla. Stat. § 628.709(2), 628.727. Membership interests in a mutual insurance holding company are not considered securities under Florida law. *See* Fla. Stat. § 628.727(5).

Pursuant to the Florida MHC Act, all of the Reorganized Company's initial shares of capital stock must be issued either to the mutual insurance holding company or to an intermediate holding company that is owned by the mutual insurance holding company. *See* Fla. Stat. § 628.709(2). Moreover, the mutual insurance holding company must at all times own, directly or indirectly through one or more intermediate holding companies, a majority of the voting shares of the capital stock of the Reorganized Company, *see* Fla. Stat. § 628.703(2), 628.705, and any transfers of stock which would cause a violation of that requirement are void. The OIR must review each issuance of voting shares of the capital stock of any corporate member of the mutual insurance holding company system to any officer, director, or employee that would result in either all of the officers and directors as a group or all of the employees as a group owning more than five percent (5%) of the issued and outstanding voting shares of capital stock of such corporate member. *See* Fla. Stat. § 628.705(2). The OIR may approve such transfers if it is satisfied that the long-term interests of the shareholders and policyholders are adequately protected. *See id.* Additionally, existing statutes ensure that no person may acquire five percent (5%) or more of the outstanding voting securities of the Reorganized Company or any company controlling the Reorganized Company unless the OIR approves such acquisition, or is deemed to have approved such transaction by not disapproving such acquisition within 90 days after such transaction was reported to the OIR by the acquirer. *See* Fla. Stat. § 628.461.

Any reorganization undertaken pursuant to the Florida MHC Act is subject to the approval of the OIR. Before approving a reorganization, the OIR may provide notice and conduct a public hearing at which policyholders and other interested parties may appear and be heard. *See* Fla. Stat. § 628.711(4). The OIR may approve the reorganization if it is satisfied that the proposed reorganization is fair and equitable to members of the mutual insurer. *See id.* The OIR may also add conditions to its approval which can grant one or more of the entities involved in the reorganization less authority than they would have under the Florida MHC Act or the Florida Insurance Code.

### C. *The Reorganization Transaction*

Florida Blue's board of directors adopted a plan of reorganization (the "**Plan of Reorganization**") on May 28, 2013 which was amended on August 15, 2013, in response to comments by the OIR. On the effective date of the Reorganization (the "**Effective Date**"), which will be effected pursuant to the Florida MHC Act, (i) Florida Blue will be converted from a not-for-profit mutual insurance company into a Florida stock insurance company of the same name (Blue Cross and Blue Shield of Florida, Inc.), (ii) Florida Blue will issue shares of its common stock to Holdings, a Florida corporation newly formed by Florida Blue as a not-for-profit mutual insurance holding company, in an amount constituting 100 percent of the total number of issued and outstanding shares of common stock of Florida Blue, and (iii) all of the membership interests in Florida Blue held by members of Florida Blue will be extinguished, and such members will automatically become members of Holdings.[2]

In accordance with the provisions discussed in the last paragraph of II.B. above, a public hearing was held by the OIR on the Plan of Reorganization on July 25, 2013. Notice of the public hearing was published by the OIR on July 1, 2013 in the Florida Administrative Weekly in compliance with the requirement in Fla. Stat. § 120.525 that such notice be provided at least seven days in advance. In addition to the statutory required notice and at the request of the OIR, Florida Blue published legal notices in six newspapers of general circulation, on Florida Blue's web page, by email to Florida Blue Policyholders, on Florida Blue's Facebook page, and by link on Florida Blue's Twitter account.

The OIR issued an order (**the "Order"**) approving the Plan of Reorganization on August 16, 2013, following the public hearing. The Plan of Reorganization must be approved by a majority of the votes cast by members of Florida Blue present and voting in person or by proxy at a meeting of members prior to the Plan of Reorganization being effective. The members will be asked to consider approval of the Plan of Reorganization at the Annual Meeting of Members to be held on or around September 10, 2013.

Upon Florida Blue's conversion into a stock insurance company, on the Effective Date, the membership interests and the contractual rights of Florida Blue's Policyholders will be separated. The membership interests of the Policyholders in Florida Blue will become membership interests in Holdings and the contractual rights of Florida Blue's Policyholders will remain with Florida Blue. The rights of the holders of membership interests in Holdings will be substantially the same as the membership rights they had as holders of membership interests in Florida Blue.

After the Effective Date, each person's membership interest in Holdings will follow and not be severable from the Policy which serves as the basis of the person's membership in Holdings. Florida Blue does not intend to issue certificates evidencing the membership interests in Holdings, nor does Florida law require such issuance.

Membership interests in Holdings are not transferable or alienable in any manner whatsoever. Moreover, upon the lapse or termination of a Policy which serves as the basis of each Policyholder's membership in Holdings, that Policyholder's membership interest in Holdings will automatically terminate and the member will not be entitled to any further rights as

---

[2]As a final step in the Plan of Reorganization, after Florida Blue becomes a wholly-owned subsidiary of Holdings, Florida Blue will spin off subsidiaries and certain real estate, property, equipment and investment securities to a separate subsidiary (**the "Sister Subsidiary"**) which will become a 100%-owned subsidiary of Holdings and a sister subsidiary of Florida Blue.

a member of Holdings.[3] Each person who becomes the owner of a Policy issued by Florida Blue after the Reorganization will become a member of Holdings and have a membership interest in Holdings automatically pursuant to Holdings' articles of incorporation only so long as the Policy remains in force.

Members of Holdings will be entitled to vote in the election of directors of Holdings and to vote on such other matters as are presented to them from time to time by Holdings' board of directors. The bylaws of Holdings provide that a member shall have a number of votes equal to the monthly premium dollars attributed to such member as determined in the month immediately preceding the record date of a meeting.

Immediately following the Effective Date of the Reorganization, Florida Blue will be a wholly owned subsidiary of Holdings. Under the Florida MHC Act, Florida Blue would not be prohibited from issuing capital stock to outside investors, but Holdings will be required under the Florida MHC Act to own, at all times, directly or indirectly, at least a majority of the voting shares of capital stock of Florida Blue. See Fla. Stat. § 628.703 and § 628.705. Further, any admission of shareholders of Florida Blue which would result in Holdings owning less than a majority of the voting shares of capital stock of Florida Blue is considered to be void under Florida law. See Fla. Stat. § 628.705. However, as a condition of the Order, the sale of any capital stock of Florida Blue and the Sister Subsidiary of Holdings is prohibited without the prior consent of the OIR.

### D. *Florida Regulation after the Reorganization*

Following the Effective Date of the Reorganization, Holdings will be subject to regulation by the OIR as a mutual insurance holding company at a level substantially equivalent to that to which Florida Blue is currently subject as a domestic mutual insurer. However, there are certain restrictions applicable only to insurance companies which are not imposed on mutual insurance holding companies. As a not-for-profit mutual insurance company, Chapter 625 of the Florida Insurance Code allows Florida Blue to invest only in certain types of assets and limits the amount of certain investment transactions for the protection of Policyholders. These limitations in investments will not apply to Holdings, and Holdings will be permitted to invest in a much wider range of investment options than Florida Blue. Florida Blue, as an insurer, will continue

---

[3] There is a look-back exception to this general rule which is comparable to the exception for members of a Florida mutual insurance company. If Holdings were to demutualize, persons who were members of Holdings at any time within the three-year period prior to demutualization would be entitled to participate in the stock distribution required for such conversion; further, in the event that Holdings dissolves and liquidates, persons who were members of Holdings at any time within the three-year period prior to such dissolution and liquidation would be entitled to participate in the distribution of net assets of Holdings See Fla. Stat. § 628.729 and Fla. Stat. § 628.733(2)(c).

to be governed by those investment restriction requirements after the Effective Date of the Reorganization. Holdings will be governed by a number of statutory and regulatory requirements, including, without limitation:

- Holdings' articles of incorporation and each amendment to such articles are subject to approval by the OIR in the same manner as the OIR reviews and approves the articles of incorporation and each amendment to such articles for domestic insurance companies (Fla. Stat. § 628.717, 628.719; cf. Fla. Stat. § 628.091, 628.101);

- Holdings' bylaws and each amendment to such bylaws are subject to approval by the OIR in the same manner as the OIR reviews and approves the bylaws and each amendment to such bylaws of a domestic insurer (Fla. Stat. § 628.721(3); cf. Fla. Stat. § 628.221);

- No person may merge with or otherwise acquire control of, or be acquired by, or acquire the assets of, or sell its assets to, Holdings without approval of the OIR (Fla. Stat. § 628.715(2), 628.733);

- In the event of a voluntary demutualization of Holdings, the OIR must first approve any such plan or procedure in a manner similar to the manner it uses to approve the demutualization of a mutual insurance company (Fla. Stat. § 628.733; cf. Fla. Stat. § 628.441);

- Any material transaction between Holdings and any of its domestic insurance issuing affiliates, including Florida Blue, must be on terms which shall be fair and reasonable (Fla. Admin. Code Ann. r. 69 O-143.047).

- Certain transactions involving Holdings and any of its domestic insurance issuing affiliates, including Florida Blue, may not be consummated unless Florida Blue has notified the OIR in writing at least 30 days prior thereto, or any shorter period as the OIR may permit, and the OIR has not disapproved such transaction within such a period. The transactions requiring such prior notice include (i) sales, purchases, exchanges, loans, or extensions of credit, guarantees, or investments if such transactions are equal to or exceed the lesser of 3% of Florida Blue's admitted assets or 25% of surplus as regards policyholders, each as of December 31 of the preceding year, (ii) reinsurance agreements or modifications thereto in which the reinsurance premium or a change in the insurer's liabilities equals or exceeds 5% of Florida Blue's surplus as regards policyholders as of December 31 of the preceding year, (iii) management agreements, service contracts and all cost-sharing arrangements and (iv) any material transactions which the OIR determines may adversely affect the interests of policyholders (Fla. Adm. Code Ann. r. 690-143.047).

- Holdings may not pay policyholder dividends or make any other distributions to its members without the express permission of the OIR (Fla. Stat. § 628.713);
- Holdings must give the OIR written notice of any change of personnel among the directors or principal officers of Holdings within 45 days after such change, including all information necessary to allow the OIR to determine that Florida Blue will be in compliance with applicable law (Fla. Stat. § 628.725; cf. Fla. Stat. § 628.261); and
- The terms and the number of Holdings' directors are prescribed by Florida law (Fla. Stat. § 628.081).

Further, pursuant to the condition to the Order each of Florida Blue and the Sister Subsidiary are prohibited from selling any capital stock without the prior consent of the OIR.

## *III. Analysis*

It is our opinion that the membership interests in Holdings which will be received by current Policyholders in connection with the Reorganization, and those membership interests which will be created after the Reorganization as a result of Florida Blue issuing Policies, do not constitute the offer or sale of securities which would require registration under the Act or compliance with the Exchange Act.

On numerous occasions, the Staff has taken no-action positions in connection with transactions substantially similar to that contemplated by Florida Blue (the "**Prior No-Action Letters**"). See e.g., Amerisure Mutual Insurance Company (publicly available May 13, 2009) ("**Amerisure**"); Pan-American Life Insurance Company (publicly available December 28, 2006) ("**Pan-American**"); Fidelity Life Association (publicly available October 18, 2006) ("**Fidelity**"); Employers Insurance Company of Nevada, A Mutual Company (publicly available December 2, 2004) ("**EICN**"); Millers Mutual Insurance Association (publicly available February 20, 2003) ("**Millers Mutual**"); Milwaukee Mutual Insurance Company (publicly available January 30, 2003) ("**Milwaukee Mutual**"); Maine Mutual Fire Insurance (publicly available November 15, 2001) ("**Maine Mutual**"); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001) ("**First Nonprofit**"); The Baltimore Life Insurance Company (publicly available December 11, 2000) ("**Baltimore Life**"); Woodmen Accident and Life Company (publicly available December 28, 1999) ("**Woodmen**"); American Republic Insurance Company (publicly available December 23, 1999) ("**American Republic**"); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999) ("**Security Mutual**"); Trustmark Insurance Company (publicly available August 25, 1999) ("**Trustmark**"); Mutual Trust Life Insurance Company (publicly available August 4, 1999) ("**Mutual Trust**"); Mutual of Omaha Insurance Company (publicly available November 27, 1998) ("**Mutual of Omaha**"); National Life Insurance Company (publicly available September 18, 1998)

(**"National Life"**); Principal Mutual Life Insurance Company (publicly available June 8, 1998) (**"Principal Mutual"**); The Ohio National Life Insurance Company (publicly available June 5, 1998) (**"Ohio National"**); Security Benefit Life Insurance Company (publicly available June 3, 1998) (**"Security Benefit"**); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998) (**"Minnesota Mutual"**); Provident Mutual Life Insurance Company (publicly available April 7, 1998) (**"Provident Mutual"**); FCCI Mutual Insurance Company (publicly available March 30, 1998) (**"FCCI"**); Ameritas Life Insurance Corporation (publicly available December 8, 1997) (**"Ameritas"**); Acacia Mutual Life Insurance Company (publicly available June 27, 1997) (**"Acacia Mutual"**); Pacific Mutual Life Insurance Company (publicly available April 17, 1997) (**"Pacific Mutual"**); General American Life Insurance Company (publicly available February 20, 1997) (**"General American"**); and American Mutual Life Insurance Company (publicly available June 13, 1996) (**"American Mutual"**). The Florida MHC Act relied upon in connection with the Reorganization is not materially different from the mutual holding company laws in many of the states involved in these no-action letters, and in the case of FCCI, is the same mutual insurance holding company law.

**A. *Registration Pursuant to the Act***

Section 2(a)(1) of the Act, as amended, defines a "security" as including:

> [A]ny note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

15 U.S.C. § 77b(a)(1).

The term "membership interest" is not enumerated as a class of security in Section 2(a)(1) of the Act. An instrument not listed in the Act can still be deemed a security if it falls within one of the definition's two more broad categories, that of "an investment contract" or an "interest or instrument commonly known as a 'security'."

The seminal decision regarding the definition of a security is *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). In *Howey*, 328 U.S. at 297-300, the Supreme Court developed a test that has been used to determine whether an instrument is an "investment contract" or an "interest or instrument commonly known as a 'security'." The Supreme Court, in *Reves v. Ernst & Young*, 494 U.S. 56 (1990), summarized the elements of the Howey test as:

(1) an investment; (2) in a common enterprise; (3) with a reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others.

494 U.S. at 64 (citation omitted).

All four elements of the *Howey* test must be met before an instrument is deemed to constitute an "investment contract" and, therefore, a "security." The issuance of membership interests in Holdings does not meet the first and third elements of the *Howey* test.

First, an investment is characterized by "an exchange of value," most often a monetary contribution. *See Uselton v. Commercial Lovelace Motor Freight, Inc.*, 940 F.2d 564, 574-75 (10th Cir.) cert. denied, 502 U.S. 983 (1991). *See also Howey*, 328 U.S. at 301. The proposed Reorganization does not require current Policyholders, or persons who purchase Policies from Florida Blue after the Effective Date, to pay cash or any other property to acquire their membership interests in Holdings. The membership interests in Holdings result from the Reorganization or issuance of Policies and at the time of issuance have no value separate and apart from the Policies. Amounts paid by current Policyholders or by purchasers of Policies from Florida Blue after the Effective Date will be in the form of premiums paid to Florida Blue with the intent to obtain or renew insurance, and not with any profit-making, profit-sharing or investment intent with respect to membership in Holdings. The membership interests in Holdings will also not be marketed as investments.

Further, as to element number three of *Howey*, a membership interest does not, in our view, provide a member with any "reasonable expectation of profits" of Holdings. Profits are defined under the Howey test as "either capital appreciation resulting from the development of the initial investment . . . or participation in earnings resulting from the use of investors' funds . . . ." *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837 (1975) at 852-853. Where a person is not "attracted solely by the prospects of a return on his investment," but rather "by a desire to use or consume the item purchased," the expectation of profit element is not met. *Id.*

There is no expectation of profit with respect to Holdings membership interests. The membership interests, in and of themselves, give the member nothing except voting rights and such other rights as may be provided under Florida law. Membership in Holdings is an automatic result of obtaining insurance through Florida Blue. As the facts indicate, pursuant to Fla. Stat. § 628.713, Holdings will not be permitted to make any distributions or payments of income, dividends or profits directly to Members, except in the event of its dissolution or liquidation, pursuant to a demutualization, or as expressly approved by the OIR. Additionally, because the membership interests are non-transferable and remain in force only so long as the member remains a Policyholder, there is no potential for realization of a profit by transferring the membership interest to a third party. Accordingly, the membership interests are not securities because the economic reality of becoming a member of Holdings is that Policyholders part with their money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing insurance, a commodity for personal consumption. *See Forman*, 421 U.S. at 858. The fact that Holdings is not subject to the investment limitations found in Chapter 625 of the Florida Insurance Code does not affect this analysis, particularly since Holdings is not permitted to pay dividends or distributions except as expressly approved by the OIR.

The expectation of profit by a Member is further diminished by the condition to the Order which does not permit Florida Blue and the Sister Subsidiary to sell any capital stock without the prior approval of the OIR. The effect of this condition to the Order is that Florida Blue does not have the ability to raise capital by issuing up to less than a majority of its equity securities, which would otherwise be permitted by the Florida Insurance Code, without the consent and approval of the OIR.

The membership interests also would not constitute a "security" under the criteria applied by the Supreme Court in *Reves*. In *Reves*, 494 U.S. at 66-67, the Supreme Court noted four factors that "this Court has held apply in deciding whether a transaction involves a 'security'."

First, the transaction in which the instrument was received must be reviewed to assess the motivations that would prompt a reasonable seller and buyer to enter into it. *Id.* "If the seller's purpose is to raise money for the general use of a business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security'." *Id.*

Second, "the 'plan of distribution' of the instrument" must be examined "to determine whether it is an instrument in which there is 'common trading for speculation or investment'." *Id.*

Third, the "reasonable expectations of the investing public" must be examined. *Id.* In this regard, the Supreme Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. *See Reves*, 494 U.S. at 69 (noting that "[t]he advertisements for the notes here characterized them as 'investments' . . . and there were no countervailing factors that would have led a reasonable person to question this characterization").

Fourth, the presence of "some factor such as the existence of another regulatory scheme [which] significantly reduces the risk of the instrument . . ." must be considered. *See Reves*, 494 U.S. at 67.

Under the four criteria set forth in *Reves* for determining whether an instrument is a "security," a membership interest in Holdings would not constitute a security:

First, the motivation of Holdings in issuing membership interests to the holders of Policies is not "to finance substantial investments" through the sale of membership interests. Membership interests cannot be sold as such, and a membership interest is created as a part of the Policy to which it relates. In fact, the creation of the membership interests will not generate any capital for the "seller." Moreover, holders of Policies would not expect to receive a profit on account of the related membership interest and their membership interests are extinguished without payment when the related Policies expire or are cancelled.

Second, there is no "plan of distribution" of membership interests. As mentioned above, membership interests simply accompany the issuance of a Policy, are non-transferrable, and are extinguished upon cancellation of the related Policy.

Third, it is difficult to see any way that a Policyholder of Florida Blue would view the membership interest in Florida Blue as anything other than an inseparable attribute of the Policy to which it attaches, as is the case today. Such a characterization is warranted for a number of reasons, including that the membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy, and, as discussed in II.B. above, no certificates will be issued in respect of the membership interests and, under the Florida MHC Act, membership interests are not recognized as securities.

Fourth, the Supreme Court in *Reves* stressed the significance of an alternative regulatory scheme that might reduce the risks associated with an instrument constituting a security. *See Reves*, 494 U.S. at 67 ("the existence of another regulatory scheme" may "significantly reduce the risk of the instrument, thereby rendering application of the Securities Acts unnecessary"); *see also Marine Bank v. Weaver*, 455 U.S. 551, 557-559 (1982). This factor suggests that the membership interests would not constitute securities because, as discussed in II.C. and II.D. above, Holdings will be subject to substantial regulation by the OIR.

**B. *Registration Pursuant to the Exchange Act***

It is our opinion that, based upon the foregoing analysis and facts, Holdings would not, after the Reorganization, be subject to the registration requirements of the Exchange Act. This opinion is based upon our determination, as outlined above, that the membership interests in Holdings should not be deemed securities, either before or after the Reorganization.

Section 12(g)(1)(A) of the Exchange Act provides that certain "issuers" with total assets exceeding $10,000,000 and a class of "equity securities" held of record by either (a) 2,000 persons or (b) 500 or more persons that are not "accredited investors" must register such securities under the 1934 Act. Thus, to be subject to registration pursuant to Section 12(g) of the 1934 Act, an issuer must issue "securities." The definition of "security" in Section 3(a)(10) of the Exchange Act is in all pertinent respects identical to the definition of that term in Section 2(a)(1) of the Act. *See Landreth Timber Co. v. Landreth*, 471 U.S. 681 (1985) at 686 n.1 (stating that the definitions of security in the Act and the Exchange Act are "virtually identical and will be treated as such in our decisions dealing with the scope of the term") (citations omitted).

## *IV. Conclusion*

Based on the foregoing, we request that the Staff confirm that it will not recommend any enforcement action to the Commission if (1) in connection with the Reorganization, the membership interests of Florida Blue's existing policyholders become membership interests of Holdings on the Effective Date, and (2) after the Effective Date, persons who purchase insurance policies from Florida Blue receive membership interests in Holdings automatically pursuant to Holdings' articles of incorporation, in each case, without registration of the membership interests of Holdings under the Act or the Exchange Act.

Because of the importance of the Reorganization to Florida Blue, we would appreciate hearing from the Staff at its earliest convenience. In the event the Staff anticipates formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you should have any questions or would like additional information, please feel free to call me directly at (312) 269-8411.

Sincerely,



David S. Stone

DSS:jhv

Exhibit A

# FLORIDA STATUTES

## CHAPTER 628

## STOCK AND MUTUAL INSURERS; HOLDING COMPANIES

## PART III

## MUTUAL INSURANCE HOLDING COMPANIES


628.701 Scope.

628.703 Definitions.

628.705 Prohibition of stock transfers.

628.707 Applicability of general corporation statutes.

628.709 Formation of a mutual insurance holding company.

628.711 Plan of reorganization.

628.713 Dividends.

628.715 Merger and acquisitions.

628.717 Filing of articles of incorporation.

628.719 Amendment of articles of incorporation.

628.721 Bylaws.

628.723 Directors.

628.725 Notice of change of director or officer.

628.727 Membership.

628.729 Member's share of assets on voluntary dissolution.

628.730 Merger with intermediate holding company.

628.731 Application of holding company statutes and regulations.

628.733 Converting mutual insurance holding company.

628.701 Scope.—This part applies only to domestic mutual insurance holding companies.

History.—s. 1, ch. 97-216.

628.703 Definitions.—For purposes of this part:

(1) "Mutual insurance holding company" means an incorporated entity without permanent capital stock that is organized under this part and whose members are determined in accordance with this part.

(2) "Subsidiary insurance company" means stock insurance company, the majority of the voting shares of the capital stock of which are at all times owned by a mutual insurance holding company. For purposes of this part, "majority of the voting shares of the capital stock" means shares of the capital stock of such company which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of the capital stock for the election of directors. The ownership of a majority of the voting shares of the capital stock of a former mutual reorganized insurance company which are required by this part to be at all times owned by a mutual insurance holding company includes indirect ownership through one or more intermediate holding companies. However, indirect ownership through one or more intermediate holding companies shall not result in a mutual insurance holding company owning less than the equivalent of a majority of the voting shares of the capital stock of the former mutual reorganized insurance company.

(3) "Intermediate holding company" means a holding company which is a subsidiary of a mutual insurance holding company, and which directly or through a subsidiary intermediate holding company owns a majority of the voting shares of the capital stock of one or more subsidiary insurance companies.

(4) "Paid premiums" means all premiums paid for insurance by a member of a mutual insurance holding company to a subsidiary insurance company.

History.—s. 1, ch. 97-216; s. 1, ch. 2003-76.

628.705 Prohibition of stock transfers.—

(1) The voting shares of the capital stock of a subsidiary insurance company, which are required by this part in order to maintain a majority of the voting shares, are to be at all times owned by a mutual insurance holding company or one or more intermediate holding companies and the voting shares of the capital stock of any intermediate holding company, which are necessary to satisfy such ownership requirement through indirect ownership, shall not be conveyed, transferred, assigned, pledged, subjected to a security interest or lien, encumbered, or otherwise hypothecated or alienated by the mutual insurance holding company or any intermediate holding company. Any conveyance, transfer, assignment, pledge, security interest, lien, encumbrance, or hypothecation or alienation of, in, or on such voting shares of capital stock is in violation of this section and shall be void in inverse chronological order of the date of such conveyance, transfer, assignment, pledge, security interest, lien, encumbrance, or hypothecation or alienation, as to such shares of capital stock. The shares of the capital stock of the surviving or

new company resulting from a merger or consolidation of two or more subsidiary insurance companies or two or more intermediate holding companies which were subsidiaries of the same mutual insurance holding company are subject to the same requirements, restrictions, and limitations as provided in this section to which the shares of the merging or consolidating former mutual reorganized insurance companies or intermediate holding companies were subject by this section prior to the merger or consolidation.

(2) Voting shares of the capital stock of a subsidiary insurance company or the intermediate holding company may not be acquired by any affiliated member of the holding company system except where the affiliated member of the mutual holding company system is the majority shareholder. A number of shares equal to 5 percent of the outstanding voting shares of the capital stock of one corporate member of the Mutual Insurance Holding Company System selected by the mutual insurance holding company may be issued or sold to directors and officers as part of a plan of compensation, and such shares shall not be considered part of the majority shares to be owned by the mutual insurance company under subsection (1). A number of shares equal to an additional 5 percent of the outstanding voting shares of the capital stock of one corporate member of the Mutual Insurance Holding Company System selected by the mutual insurance holding company may be issued or sold to employees, which may not include any officer or director, as part of an employee stock dividend or benefit plan, and such shares shall not be considered part of the majority shares to be owned by the mutual insurance company under subsection (1). Prior to issuance of shares in excess of the authorized 5 percent to either officers and directors or employees, pursuant to this section, a fairness opinion shall be rendered by an independent authority acceptable to the office to assure that the long term interests of the shareholders and policyholders are adequately protected. The office shall approve or disapprove the transaction within 30 days after receipt of the fairness opinion. Nothing in this section prohibits any officer or director from purchasing shares of stock at market value which are not part of a plan of compensation, in accordance with the requirements of s. 628.461, and, if such stock is not regularly traded on a national stock exchange, the officer or director purchasing the shares of stock is responsible for establishing its market value.

History.—s. 1, ch. 97-216; s. 1297, ch. 2003-261.

628.707 Applicability of general corporation statutes.—The applicable statutes of this state relating to the powers and procedures of domestic private corporations formed for profit shall apply to domestic mutual insurance holding companies, except:

(1) A mutual insurance holding company shall be organized exclusively under this act and shall be a mutual company without capital stock.

(2) The articles of incorporation of the mutual insurance holding company, and any amendment to such articles or restatement of such articles shall be subject to the approval of the office for compliance with the provisions of this act prior to filing with the Department of State, and shall contain the name of the mutual insurance holding company, which shall include the word "Mutual."

(3) The provisions of chapter 617 shall be deemed to be incorporated into this part to govern a mutual insurance holding company to the extent that this act and the insurance code are

silent with respect to the articles of incorporation, bylaws, organization, members, directors, or other matters relating to a mutual insurance holding company.

(4) Nothing in this part shall be construed to require that a mutual insurance holding company be governed by part II of chapter 625.

(5) In the case of the reorganization of any mutual insurance company organized as a nonprofit corporation under chapter 617, a mutual insurance holding company organized under this part shall be deemed to be a nonprofit corporation.

History.—s. 1, ch. 97-216; s. 1298, ch. 2003-261.

628.709 Formation of a mutual insurance holding company.—

(1) A domestic mutual insurance company, other than a mutual insurer that issued assessable policies as a mutual insurer and which held a certificate of authority in this state on July 1, 1997, may, pursuant to a plan of reorganization, reorganize as a mutual insurance holding company system that must consist of a mutual insurance holding company and one or more controlled subsidiaries and which may consist of one or more intermediate stock holding companies and other subsidiaries. The reorganization may be effected by the organization of one or more companies, amendment or restatement of the articles of incorporation and bylaws of one or more companies, transfer of assets and liabilities among two or more companies, issuance, acquisition or transfer of capital stock of one or more companies, or merger or consolidation of two or more companies. On and after the effective date of a plan of reorganization, the mutual insurance holding company shall at all times have the power, directly or indirectly, to cast at least a majority of the votes for the election of the board of directors of each controlled subsidiary and any intermediate stock holding company.

(2) All of the initial shares of the capital stock of the insurance company which reorganized as a subsidiary insurance company shall be issued either to the mutual insurance holding company, or to an intermediate holding company which is wholly owned by the mutual insurance holding company. This restriction does not preclude the subsequent issuance of additional shares of stock by the subsidiary insurance company so long as the mutual insurance holding company at all times owns directly or through one or more intermediate holding companies, a majority of the voting shares of the capital stock of the subsidiary insurance company. The membership interests of the policyholders of the subsidiary insurance company shall become membership interests in the mutual insurance holding company. Policyholders of the subsidiary insurance company which was formerly the mutual insurer shall be members of the mutual insurance holding company in accordance with the articles of incorporation and bylaws of the mutual insurance holding company. At the time of formation, policyholders of any other subsidiary insurance company of the mutual insurance holding company shall not be members of the mutual insurance holding company unless:

(a) They are policyholders of a subsidiary which was a mutual insurer which merged with the holding company pursuant to s. 628.715; or

(b) They are policyholders of an affiliated stock insurance company, provided such policyholders were members of the mutual insurance company at the time the mutual insurance company policies were assumed by the affiliated stock insurance company and the assumption occurred in connection with the conversion.

Subsequent to formation, membership shall be governed by s. 628.727.

History.—s. 1, ch. 97-216; s. 2, ch. 2003-76; s. 27, ch. 2004-374.

628.711 Plan of reorganization.—

(1) A plan of reorganization shall include the following provisions:

(a) A description of the structure of the mutual insurance holding company system consistent with the requirements therefor set forth in this act.

(b) A description of the qualifications for membership in and the rights of members of the mutual insurance holding company consistent with the requirements therefor set forth in this act.

(c) A description of the transactions, and parties to such transactions, that will effect the reorganization, including, but not limited to, transfer and assumption of policies, contracts, assets, and liabilities.

(d) A description of corporate restructuring and other corporate transactions that will effect the reorganization, including, but not limited to, organization of companies, amendment or restatement of articles of incorporation or bylaws, and mergers and consolidations.

(e) A description of those persons who shall serve as directors and officers of the mutual insurance holding company, its intermediate stock holding companies, if any, its controlled subsidiaries, and other subsidiaries as of the effective date of the reorganization. The initial directory shall be the directors of the mutual insurance company who shall have terms concurrent with the terms as directors of the reorganized mutual insurance company unless otherwise specified in the plan.

(f) A representation that, following the reorganization, the material terms and conditions of indemnification or coverage of policyholders of the mutual insurance company shall remain in full force and effect under policies transferred to and assumed by one or more subsidiaries of the mutual insurance holding company or retained by a mutual insurance company that has reorganized either as a mutual insurance holding company that elects to write insurance or a stock subsidiary.

(g) A representation that, following the reorganization, the material terms and conditions of subordinated surplus notes and other contractual obligations, other than those arising under policies described in paragraph (f), of the mutual insurance company shall, subject to the rights of the mutual insurance company under applicable law, and to the extent such obligations are not otherwise satisfied or terminated in accordance with their terms or retained by a mutual insurance holding company or controlled subsidiary, remain in full force and effect upon the transfer of such obligations to, and assumption of such obligations by, one or more subsidiaries of the mutual insurance holding company.

(2) A plan of reorganization must be adopted by the board of directors of the mutual insurance company or, in the case of the formation of any intermediate stock insurance holding company that is not concurrent with the formation of the mutual insurance holding company, by the board of directors of the mutual insurance holding company.

(3) Following the adoption of a plan of reorganization, and prior to the meeting of the mutual insurance company members to approve the plan, the mutual insurance company shall submit to the office the following:

(a) The plan of reorganization, as adopted.

(b) The form of notice to be sent to the mutual insurance company members, informing them of their right to vote on the plan of reorganization.

(c) The form of proxy statement to be sent to the mutual insurance company members, informing them of their right to vote by proxy on the plan of reorganization, and describing the plan.

(d) The form of proxy to be sent to the mutual insurance company members to solicit their vote on the plan of reorganization.

(e) Proposed articles of incorporation, merger, or consolidation, restatements of or amendments to articles of incorporation or bylaws, and plans of merger or consolidation, with respect to each entity to be organized, reorganized, or otherwise subject to such action under the plan of reorganization.

(f) A proposed business plan for the 3 years following the date of the reorganization.

(g) An audited financial statement prepared on a statutory basis consistent with the Florida Insurance Code, including an actuarial opinion for the most recent calendar year ended, or a copy thereof, if the statement was previously filed with the office.

(4) The office may hold a public hearing to allow public comment on the plan of reorganization. Any hearing must be held within 30 days after receipt by the office of a completed plan of reorganization. The office may not approve a plan of reorganization unless it finds that it is fair and equitable to the members of the mutual insurance company. Ninety days after filing, the plan of reorganization shall be deemed approved unless it has previously been approved or disapproved by the office. The office shall inform the mutual insurer of the specific reasons for the disapproval of any plan of reorganization.

(5)(a) A plan of reorganization adopted by the board of directors of the applicant may be:

1. Amended by the board of directors of the applicant in response to the comments or recommendations of the office, or any other state or federal agency or governmental entity,

before any solicitation of proxies from members of the mutual insurance company to vote on the plan of reorganization, or at any time with the consent of the office, except that any material amendment after the members' approval shall require the members' approval; or

2. Terminated by the board of directors of the applicant at any time before members of the mutual insurance company vote on the plan of reorganization and, otherwise, at any time with the consent of the office.

(b) The plan of reorganization is approved upon the affirmative vote of at least a majority of the votes cast by members of the mutual insurance company, notwithstanding quorum or voting action requirements otherwise applicable to the mutual insurance company to the contrary.

(c) Within 30 days after members have approved the plan of reorganization, the applicant must file with the office the minutes of the meeting at which the plan of reorganization was approved.

History.—s. 1, ch. 97-216; s. 1299, ch. 2003-261.

628.713 Dividends.—A mutual insurance holding company shall not be authorized to pay dividends or make distributions to mutual insurance holding company members except as may be expressly approved by the office. Neither the adoption nor the implementation of a plan of reorganization shall be deemed to give rise to any obligation by or on behalf of a mutual insurance company to make any distribution or payment to any member or policyholder, or to any other person, fund, or entity of any nature whatsoever, in connection with the ownership, control, benefits, policies, purpose, or nature of the mutual insurance company or otherwise, including, but not limited to, requirements imposed by the conversion and bulk reinsurance provisions of ss. 628.441 and 628.491.

History.—s. 1, ch. 97-216; s. 1300, ch. 2003-261.

628.715 Merger and acquisitions.—Subject to applicable requirements of this chapter, a mutual insurance holding company may:

(1)(a) Merge or consolidate with, or acquire the assets of, a mutual insurance holding company licensed pursuant to this act or any similar entity organization pursuant to laws of any other state;

(b) Either alone or together with one or more intermediate stock holding companies, or other subsidiaries, directly or indirectly acquire the stock of a stock insurance company or a mutual insurance company that reorganizes under this act or the law of its state of organization;

(c) Together with one or more of its stock insurance company subsidiaries, acquire the assets of a stock insurance company or a mutual insurance company;

(d) Acquire a stock insurance company through the merger of such stock insurance subsidiary with a stock insurance company or interim stock insurance company subsidiary of the mutual insurance holding company;

(e) Acquire the stock or assets of any other person to the same extent as would be permitted for any not-for-profit corporation under chapter 617 or, if the mutual insurance holding company writes insurance, a mutual insurance company;

(f) Jointly, with a domestic or foreign mutual insurance company which redomesticates pursuant to s. 628.520, file an application with the office, pursuant to the provisions of this part, to merge the domestic or foreign mutual insurance company policyholder's membership interests into the mutual insurance holding company. The reorganizing mutual insurance company may merge with the mutual insurance holding company's stock subsidiary or continue its corporate existence as a domestic stock insurance company subsidiary. The members of the foreign mutual insurance company may approve in a contemporaneous vote both the redomestication plan and the agreement for merger and reorganization; or

(g) Merge or consolidate with, or acquire the assets of, a domestic or foreign reciprocal insurance company, a group self-insurance fund, or any other similar entity.

(2) A reorganization pursuant to this section is subject to the applicable procedures prescribed by the laws of this state applying to corporations formed for profit, except as otherwise provided in this subsection.

(a) The plan and agreement for merger shall be submitted to and approved by a majority of the members, policyholders, or subscribers of each domestic mutual insurance holding company, mutual insurance company, stock insurance company, or domestic or foreign reciprocal insurance company, involved in the merger who vote either in person or by proxy thereon at meetings called for the purposes pursuant to such reasonable notice and procedure as has been approved by the office.

(b) No such merger shall be effectuated unless in advance thereof, the plan and agreement therefor have been filed with the office and approved by it after a public hearing, which shall be held within 90 days after receipt by the office of such plan and agreement. The office may retain outside consultants to evaluate the merger. The domestic mutual insurance holding company shall pay reasonable costs associated with retaining such consultants. Such payments shall be made directly to the consultant. The office shall give such approval unless it finds such plan or agreement:

1. Is inequitable to the policyholders of any domestic insurer involved in the merger or the members of any domestic mutual insurance holding company involved in the merger; or

2. Would substantially reduce the security of and service to be rendered to policyholders of a domestic insurer in this state.

(c) All of the initial shares of the capital stock of the reorganized subsidiary insurance company shall be issued either to the mutual insurance holding company, or to an intermediate holding company which is wholly owned by the mutual insurance holding company. The membership interests of the policyholders of the reorganized insurance company shall become membership interests in the mutual insurance holding company. Policyholders of the reorganized insurance company shall be members of the mutual insurance holding company in accordance with the articles of incorporation and bylaws of the mutual insurance holding company. The mutual insurance holding company shall at all times own a majority of the voting shares of the capital stock of the reorganized subsidiary insurance company.

(d) For property and casualty insurers, the rights of the members of the merging entities under s. 628.729, for a period of 3 years after the merger, shall be the proportionate share of the total surplus of the merging entities as determined by the percentage of the surplus contributed by each of the merging entities to the total surplus of the surviving entity on the date of the merger.

History.—s. 1, ch. 97-216; s. 1, ch. 2000-273; s. 1301, ch. 2003-261.

628.717 Filing of articles of incorporation.—

(1) No mutual insurance holding company shall be formed unless its articles of incorporation are approved by the office prior to filing the same with and approval by the Department of State as provided by law.

(2) The office shall promptly examine the articles of incorporation; and, if it finds that the articles of incorporation comply with law, the office shall endorse its approval upon each of the originals, place one on file in its office, and return the remaining sets to the incorporators. The incorporators shall promptly file such endorsed articles of incorporation with the Department of State. The articles of incorporation shall be effective when filed with and approved by the Department of State.

History.—s. 1, ch. 97-216; s. 1302, ch. 2003-261.

628.719 Amendment of articles of incorporation.—

(1) A domestic mutual insurance holding company may amend its articles of incorporation by vote of a majority of those members present or represented by proxy at a lawful meeting of its members, if the notice given members included due notice of the proposal to amend.

(2)(a) Upon adoption of an amendment, the mutual insurance holding company shall make under its corporate seal a certificate thereof, setting forth the amendment and the date and manner of the adoption thereof, which certificate shall be executed by the mutual insurance holding company's president or vice president and secretary or assistant secretary and acknowledged before an officer authorized to take acknowledgments. The mutual insurance holding company shall deliver the originals of the certificate to the office.

(b) The office shall promptly examine the certificate of amendment, and, if the office finds that the certificate and the amendment comply with law, the office shall endorse its approval upon each of the originals, place one on file in its office, and return the remaining sets to the mutual insurance holding company. The mutual insurance holding company shall promptly file such endorsed certificates of amendment with the Department of State. The amendment shall be effective when filed with and approved by the Department of State.

History.—s. 1, ch. 97-216; s. 1303, ch. 2003-261.

628.721 Bylaws.—

(1) The initial board of directors of a mutual insurance holding company shall adopt original bylaws, subject to the approval of the company's members at the next succeeding meeting.

(2) The bylaws shall provide:

(a) That each member is entitled to one vote upon each matter coming to a vote at meetings of members, or to more votes in accordance with a reasonable classification of members as set forth in the bylaws and based upon the amount of insurance in force with the mutual insurance holding company's subsidiaries, or upon the amount of the premiums paid to the mutual insurance holding company's subsidiaries by such member, or upon other reasonable factors. If a person's membership is based upon that person holding an insurance policy from a life insurer, the right to vote may be limited to those members whose policies are other than term and group policies and have been in effect for more than 1 year. A member has the right to vote in person or by her or his written proxy. No such proxy shall be made irrevocable or for longer than a reasonable period of time.

(b) For the election of directors by the members and the number, qualifications, terms of office, and powers of the directors.

(c) The time, notice, quorum, and conduct of annual and special meetings of members and voting thereat. The bylaws may provide that the annual meeting shall be held at a place, date, and time to be set forth in the policy and without giving other notice of such meeting.

(d) The number, designation, election, terms, and powers and duties of the respective corporate officers.

(e) For deposit, custody, and disbursement of and accounting for corporate funds.

(f) That a quorum at all annual and special meetings of members will consist of all members present and voting in person or by proxy, after due notice of such meeting.

(g) For any other reasonable provisions customary, necessary, or convenient for the management or regulation of the company's corporate affairs, not inconsistent with law.

(3) The mutual insurance holding company shall file within 30 days with the office a copy, certified by the mutual insurance holding company's secretary, of its bylaws and of every modification thereof or addition thereto. The office shall promptly disapprove any bylaw provision deemed by it to be unlawful, unreasonable, inadequate, unfair, or detrimental to the proper interests or protection of the mutual insurance holding company's members or any class

thereof. The insurer shall not, after receiving written notice of such disapproval and during the existence thereof, effectuate any bylaw provision disapproved.

History.—s. 1, ch. 97-216; s. 43, ch. 99-3; s. 44, ch. 99-7; s. 1304, ch. 2003-261.

628.723 Directors.—

(1) The affairs of every mutual insurance holding company shall be managed by not less than five directors.

(2) Directors must be elected by the members of the mutual insurance holding company at the annual meeting of members. Directors may be elected for terms of not more than 5 years each and until their successors are elected and have qualified, and, if to be elected for terms of more than 1 year, the mutual insurance holding company's bylaws shall provide for a staggered-terms system under which the terms of a proportionate part of the members of the board of directors will expire on the date of each annual meeting of members.

(3) A majority of the directors must be citizens of the United States.

(4) If so provided in a mutual insurance holding company's bylaws, a director of such mutual insurance holding company must be a policyholder thereof.

(5) In discharging his or her duties, a director may consider such factors as the directors deem relevant, including, but not limited to, the long-term prospects and interests of the corporation and its shareholders, the social, economic, legal, or other effects of any action on the employees, suppliers, or policyholders of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation. The director may also consider the short-term and long-term interests of the insurer, including, but not limited to, benefits that may accrue to the insured from the insurer's long-term plans, the possibility that such interests may be best served by the continued independence of the insurer, the resources, intent, and past, present, and potential conduct of any person seeking to acquire control of the insurer, and any other relevant factors.

History.—s. 1, ch. 97-216; s. 3, ch. 2000-273.

628.725 Notice of change of director or officer.—A mutual insurance holding company shall give the office written notice of any change of personnel among the directors or principal officers of the mutual insurance holding company within 45 days after such change. The written notice shall include all information necessary to allow the office to determine that the mutual insurance holding company's subsidiary stock insurers will be in compliance with s. 624.404(3) and, at a minimum, shall contain information similar to the information required by s. 628.051(2)(b), (c), and (d) for directors of insurance companies.

History.—s. 1, ch. 97-216; s. 1305, ch. 2003-261.

628.727 Membership.—

(1) Membership in a mutual insurance holding company shall be determined in accordance with the mutual insurance holding company's articles of incorporation and bylaws and shall be based upon each member holding a policy of insurance with a subsidiary insurance company or a health maintenance contract with a subsidiary health maintenance organization. Group certificateholders may also be members of the mutual insurance holding company if specified in the bylaws.

(2) Any person, public or private corporation, board, association, firm, estate, trustee, or fiduciary may be a member of a mutual insurance holding company. However, the state or any county or municipality may not participate as a member in the profits of any mutual insurance holding company.

(3) No member of a mutual insurance holding company may transfer membership or any right arising therefrom.

(4) A member of a mutual insurance holding company is not, as such, personally liable for the acts, debts, liabilities, or obligations of the company and may not be assessed by the directors of such company.

(5) A membership interest in a mutual insurance holding company shall not constitute a security as defined by s. 517.021.

History.—s. 1, ch. 97-216; s. 3, ch. 2003-76.

628.729 Member's share of assets on voluntary dissolution.—

(1) Upon any voluntary dissolution of a domestic mutual insurance holding company, its assets remaining after discharge of its indebtedness, if any, and expenses of administration, shall be distributed to existing persons who were its members at any time within the 3-year period preceding the date such liquidation was authorized or ordered, or date of last termination of the insurer's certificate of authority, whichever date is earlier; except, if the office has reason to believe that those in charge of the management of the mutual insurance holding company have caused or encouraged the reduction of the number of members of the insurer in anticipation of liquidation and for the purpose of reducing thereby the number of persons who may be entitled to share in distribution of the insurer's assets, the office may enlarge the 3-year qualification period by such additional time as the office may deem to be reasonable.

(2) The distributive share of each such member shall be determined:

(a) For domestic mutual insurance holding companies owning solely life and health insurance subsidiaries, by a formula based upon such reasonable classifications of members as the department may approve.

(b) For all other domestic insurance holding companies, based upon the ratio that the total amount of paid premiums paid by such member for policies of insurance during the 3-year period or part of such period specified in subsection (1) during which such recipient was a member bears to the total amount of paid premiums paid by all members entitled to receive a distributive share as a result of such dissolution during such entire 3-year period and upon such reasonable classifications of members as the department may approve, unless the domestic mutual insurance holding company submits another fair formula that is approved by the department.

History.—s. 1, ch. 97-216; s. 4, ch. 2000-273; s. 4, ch. 2003-76; s. 1306, ch. 2003-261.

628.730 Merger with intermediate holding company.—

(1) A mutual insurance holding company may, pursuant to a plan and agreement of merger approved by the office, in accordance with s. 628.715(2)(b), merge into its intermediate holding company. The surviving intermediate holding company shall assume all of the assets and liabilities of the mutual insurance holding company, and all of the stock of the intermediate holding company owned by the mutual insurance holding company immediately prior to the merger shall be distributed to existing persons who were members of the mutual insurance holding company at any time within the 3-year period preceding the date of such merger.

(2) The distributive share of each such member shall be determined:

(a) For domestic mutual insurance holding companies owning solely life and health insurance subsidiaries, by a formula based upon such reasonable classifications of members as the office may approve.

(b) For all other domestic insurance holding companies, based upon the ratio that the total amount of paid premiums paid by such member for policies of insurance during the 3-year period or part of such period preceding the date of such merger during which such recipient was a member bears to the total amount of paid premiums paid by all members entitled to receive a distributive share as a result of such merger during such entire 3-year period and upon such reasonable classifications of members as the department may approve, unless the domestic mutual insurance holding company submits another fair formula that is approved by the department.

(3) For purposes of creating a public market for the shares of the intermediate holding company, the mutual insurance holding company may, immediately prior to the merger, sell or cause the intermediate holding company to sell to the public up to 25 percent of its capital stock representing no more than 25 percent of the voting stock of the intermediate holding company.

(4) The office shall hold a public hearing to allow public comment on the plan and agreement of merger. The hearing must be held within 90 days after receipt of the office of the proposed plan and agreement of merger.

(5) The plan and agreement of merger shall be submitted to the members of the mutual holding company for their approval and shall take effect only if approved by a majority of the members of the mutual insurance holding company who vote either in person or by proxy on such merger at a meeting called for the purpose of voting on such merger, pursuant to reasonable notice and procedures as approved by the office.

History.—s. 5, ch. 2000-273; s. 5, ch. 2003-76; s. 1307, ch. 2003-261.

628.731 Application of holding company statutes and regulations.—Each reorganized subsidiary insurance company shall be subject to the applicable laws and rules of this state relating to insurance holding company systems. A mutual insurance holding company shall not be subject to provisions of this chapter or rules adopted thereunder with respect to the writing of insurance or required capital or surplus. A mutual insurance holding company system shall be considered an insurance holding company system but shall not require separate approval under this chapter for an acquisition of controlling stock, ownership interest, assets, or control, or for a merger or consolidation, share exchange, organization, or reorganization of insurance companies, or other transaction with respect to any action approved pursuant to the provisions of this part.

History.—s. 1, ch. 97-216.

628.733 Converting mutual insurance holding company.—

(1) A mutual insurance holding company may become a stock holding company under such plan and procedure as may be approved by the office.

(2) The office shall not approve any such plan and procedure unless:

(a) The plan and procedure is subject to approval by vote of not less than a majority of the company's current members voting thereon in person, by proxy, or by mail at a meeting of members called for the purpose pursuant to such reasonable notice and procedure as may be approved by the office.

(b) The corporate equity of each member is determinable:

1. For domestic mutual insurance holding companies owning solely life and health insurance subsidiaries, under a fair formula approved by the office, which equity shall be based upon not more than the company's net assets.

2. For all other domestic insurance holding companies, based upon the ratio that the total amount of paid premiums paid by such member for policies of insurance during the 3-year period or part of such period specified in paragraph (c) during which such recipient was a member bears to the total amount of premiums paid by all members entitled to receive equity as a result of such conversion during such entire 3-year period and upon such reasonable classifications of members as the department may approve, unless the domestic mutual insurance holding company submits another fair formula that is approved by the department. Such equity shall be based upon not more than the company's net assets.

(c) The persons entitled to participate in the distribution of stock shall include all current members and all existing persons who had been members within 3 years prior to the date such plan was submitted to the office.

(d) The plan calls for the distribution to each person as specified in paragraph (c) of capital stock or other property of the stock holding company, using each person's equity as determined under paragraph (b).

(e) The plan gives to each member as specified in paragraph (c) a preemptive right to acquire his or her proportionate part of all of the proposed capital stock of the new stock holding company, within a designated reasonable period, and to apply upon the purchase thereof the amount of his equity as determined under paragraph (b).

(f) Shares are so offered to policyholders at a price not greater than to be thereafter offered to others.

(g) The plan provides for payment of cash to each member not electing to apply his or her equity towards the purchase price of stock to which he or she is preemptively entitled. The amount so paid shall be not less than 50 percent of the amount of his or her equity not so used for the purchase of stock. Such cash payment together with stock so purchased, if any, shall constitute full payment and discharge of the member's corporate equity in such mutual insurance holding company.

History.—s. 1, ch. 97-216; s. 6, ch. 2003-76; s. 1308, ch. 2003-261.